Advanced Series Trust

655 Broad Street, 6th Floor

Newark, New Jersey 07102

VIA EDGAR SUBMISSION

December 19, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Patrick Scott

Re:	Advanced Series Trust: Form N-1A
Post-Effective Amendment No. 186 to the Registration
Statement under the Securities Act of 1933;
Amendment No. 190 to the Registration Statement under
the Investment Company Act of 1940
Securities Act Registration No. 033-24962
Investment Company Act No. 811-05186

Dear Mr. Scott:

We filed through EDGAR on October 5, 2022 on behalf of AST Bond Portfolio 2034 (the "Portfolio"), a series of Advanced Series Trust (the "Trust" or "Registrant"), Post-Effective Amendment No. 186 to the Registration Statement under the Securities Act of 1933, as amended (the "1933 Act") and Amendment No. 190 to the Registration Statement under the Investment Company Act of 1940 (the "1940 Act") (the "Amendment"). The Amendment was filed under Rule 485(a)(2) under the 1933 Act solely for the purpose of adding a new series to the Trust.

This letter responds to the Staff's comments on the Amendment that you conveyed by telephone on November 29, 2022. For your convenience, a summary of the Staff's comments is included herein and the Portfolio's responses are keyed accordingly, as set forth below. The responses will be included in Post- Effective Amendment No. 187 to the Registrant's registration statement to be filed under Rule 485(b) on December 19, 2022.

Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Amendment. The Commission Staff's comment, and the Registrant's proposed responses are set forth below.

PROSPECTUS:

1.Comment: Please affirm that the Registrant is responsible for the adequacy and accuracy of the disclosures in its filing.

Response: The Registrant hereby acknowledges that the Registrant is responsible for the adequacy and accuracy of the disclosures in this filing with the Commission.

2.Comment: The second sentence in the first paragraph under "Portfolio Fees and Expenses," the disclosure states "[t]he table does not include Contract charges." Please revise the statement so it accurately tracks Form N-1A such as "[t]he table does not reflect the fees, expenses or withdraw charges imposed by the Contract."

Response: The Registrant submits that the current disclosure in the Prospectus is sufficient to meet the requirements of Form N-1A. Additionally, the Registrant submits that there is no requirement in Form N-1A that requires a disclosure specifically stating that "[t]he table does not reflect the fees, expenses or withdraw charges imposed by the Contract." As such, the Registrant respectfully declines to make the requested change. The Registrant will consider your proposed disclosure in connection of the Annual Update of the Registration Statement.

3.Comment: In the "Portfolio Fees and Expenses" section, please consider removing the "plus" and "minus" symbols in the table.

Response: The Registrant respectfully declines to make this modification at this time. The Registrant will review and assess clarification in connection of the Annual Update of the Registration Statement as that disclosure will impact multiple funds.

4.Comment: Please disclose if LIBOR in the benchmark reference rate for any of the debt instruments the Portfolio invests in. If yes, please include relevant risk disclosure and tailored disclosure on how the transition from the LIBOR could impact the Portfolio's investments.

Response: The Registrant affirms that the Portfolio has a secondary benchmark that is a Barclays Fixed Maturity Zero Coupon Swaps Index, and that index is LIBOR based. However, as of November 1, 2021, Barclays changed the reference rate on the Zero-Coupon Swaps Index to SOFR from LIBOR. Appropriate disclosure is included in the Statement of Additional Information regarding the risks associated with the LIBOR transition. As such, the Registrant respectfully declines to add the requested additional risk disclosure. The Registrant will consider your proposed disclosure in connection of the Annual Update of the Registration Statement.

5.Comment: In the Principal Investment Strategies section, the Registrant notes that all derivatives and synthetic instruments that have economic characteristics that are similar to such debt securities and such fixed income securities. Please confirm supplementally that derivatives will be valued at mark to market for purposes of the 80% test.

Response: The Registrant confirms that, for purposes of the 80% test, derivatives will be valued at mark to market.

6.Comment: In the Principal Investment Strategies section, the Registrant notes that the Portfolio is managed to mature on or about the end of the year identified in its name in order to match the related liability under certain living benefit programs. Please specify the year of the Portfolio instead of noting "end of the year identified in its name."

Response: The Registrant has reviewed the comment and respectfully declines to make this modification in its disclosure.

7.Comment: In the Principal Investment Strategies section, the Registrant notes that the subadviser expects to maintain the duration of the Portfolio within +/– 0.50 years of the secondary benchmark index for the Portfolio. The secondary benchmark index for the Portfolio is the Bloomberg Barclays Fixed Maturity (2034) Zero Coupon Swaps Index. The primary benchmark index for the Portfolio is the Bloomberg Barclays US Government/Credit Index. Please include disclosure that explains the significance of the primary and secondary benchmark.

Response: As the Staff is aware, a fund may include, in addition to the required broad-based securities market index, information for one or more other indexes as permitted by Instruction 6 to Item 27(b)(7). If an additional index is included, the Registrant will need disclose information about the additional index in the narrative explanation accompanying the bar chart and table (e.g., by stating that the information shows how the fund's performance compares with the returns of an index of funds with similar investment objectives). In light of the fact that there is no performance information at the time of launch, the Registrant respectfully declines to add this disclosure to the Principal Investment Strategies section. The Registrant will include the required disclosure that will accompany the bar chart and table once the Registrant begins to include performance data.

8.Comment: In the Principal Investment Strategies section, the Registrant notes that "in the event the overall credit quality drops below A- due to downgrades of individual portfolio securities, the subadviser will take appropriate action based upon the relevant facts and circumstances." Please include disclosure that explains what will constitute as "appropriate action."

Response: The Portfolio's subadviser would be permitted to take appropriate action in the event the overall credit quality drops below A- due to downgrades of individual portfolio securities. Depending on the facts and circumstances, such appropriate action could include, among other things, blocking new trades and/or selling investments that are below A-. As the subadviser could take a variety of actions depending on the facts and circumstances, the Registrant submits that disclosing one or two actions could mislead investors that such actions would be taken regardless of facts and circumstances, and as such, the Registrant respectfully declines to add additional disclosure regarding the types of actions that could be considered "appropriate action".

9.Comment: In the Principal Investment Strategies section, the Registrant notes that the Portfolio will invest in the AST PGIM Fixed Income Central Portfolio. In light of the type of investment, please consider moving that paragraph further up in the strategy disclosure.

Response: The Registrant has revised the disclosure and moved the paragraph further up in the Principal Investment Strategies section.

10.Comment: Please consider rearranging the "Principal Risks" section, so that more significant risks are located at the beginning of the section. The Staff notes that the remaining Principal Risks may be alphabetized.

Response: At this time, the Registrant respectfully declines to rearrange its risk disclosures. The risks are set forth in alphabetical order. However, the Registrant will consider rearranging the Principal Risks for the Trust's annual update.

11.Comment: Please consider clarifying if the "Principal Risks" section is tied to investments in the AST PGIM Fixed Income Central Portfolio.

Response: The Registrant respectfully declines to add the requested disclosure at this time. The Registrant will consider clarifying the proposed disclosure in connection of the Annual Update of the Registration Statement as that disclosure will impact multiple funds.

12.Comment: As it pertains to the Past Performance section, please confirm that the Registrant will include the following statement once the Portfolio has a full year of performance information: "The annual returns and average annual returns shown in the chart and table are after deduction of expenses and do not include Contract charges. If Contract charges were included, the returns shown would have been lower than those shown. Consult your Contract prospectus for information about Contract charges."

Response: The Registrant confirms that the disclosure will be included once the Portfolio has a least a full year of performance information. The Registrant confirms that all the other AST Bond Portfolios in the target maturity series include this statement upon having a full year of performance information.

13.Comment: If the AST PGIM Fixed Income Central Portfolio is subadvised by the same subadviser as the AST Bond Portfolio 2034, please disclose that information.

Response: The Registrant respectfully declines to add the requested disclosure at this time. The Registrant will clarify and add the proposed disclosure in connection of the Annual Update of the Registration Statement as the disclosure will impact multiple funds.

* * *

Please contact the undersigned at (973) 367-7659 with any questions.

Sincerely yours,

/s/ Melissa Gonzalez

Melissa Gonzalez

Vice President and Corporate Counsel

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